SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 16, 2016

On December 16, 2016, at 9:00 a.m., at the Company’s office located at Rua Lemos de Monteiro, n° 120, 15º andar, São Paulo/SP, CEP 05501-050, an Extraordinary Meeting of the Board of Directors of BRASKEM S.A. was held with the presence of the undersigned Board Members, as per the signatures placed at the end of these minutes. Board Member João Carlos Trigo de Loureiro, as well as his respective alternate, were absent for justified reasons. Chief Executive Officer Fernando Musa, and officers Gustavo Valverde and Pedro Freitas were present. The Chairman of the Board of Directors, Mr. Newton Sergio de Souza, presided over the meeting, and Mrs. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subject for deliberation: After due analysis of the Proposal for Deliberation (“PD”), a copy and related documentation of which were previously forwarded to the Board Members for cognizance, pursuant to the Internal Regulations thereof, and shall remain duly filed at the Company’s headquarters, the following deliberation was approved by unanimous vote of the attendees, under the terms and conditions set out in the respective PD: 1)  PD.CA/BAK-17/2016 – Formalization of an agreement between Braskem S/A and the Swiss and US authorities - the following matters were approved: (a) execution by the Company (i) of the Plea Agreement with the Department of Justice - DOJ, substantially under the terms of Exhibit 2 of the respective PD, (ii) of the Consent with the Securities and Exchange Commission - SEC, substantially under the terms of Exhibit 3 of the respective PD; and (iii) of the waiver to the right to appeal against the Closure Order with regard to proceedings SV.16.1280-LEN, substantially under the terms of Exhibit 4 of the respective PD, with Braskem's Executive Office being authorized to practice all acts required for the full implementation of this deliberation; (b) acceptance of the supplementary recommendations made by the Compliance Committee in the Supplementary Report, under the terms of Exhibit 6 of the respective PD, and the Executive Office is instructed to take the measures indicated and report them to the Board of Directors; and (c) for purposes of complying the terms of the Plea Agreement, the drawing up of the minutes, pursuant to the draft of the Certificate of Corporate Resolutions included in Exhibit 7 of the respective PD, with the Secretary of this Meeting being authorized to sign them.  At that time, affirmative votes were separately cast by board members, which shall be filed at the Company's headquarters. II) Subjects for Acknowledgement: nothing to record. IV) Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON DECEMBER 16, 2016

and found to be in order, are signed by all the Board Members present at the meeting, by the Chairman and by the Secretary. São Paulo, December 16, 2016. Signatures: Newton Sergio de Souza – Chairman, Marcella Menezes Fagundes – Secretary, Alfredo Lisboa Ribeiro Tellechea; Álvaro Fernandes da Cunha Filho; Antonio Britto Filho; Daniel Bezerra Villar; Edson Chil Nobre ; Ernani Filgueiras de Carvalho; Fernando Reis Vianna Filho;           João Cox Neto and Luiz de Mendonça.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)  3504-7932

São Paulo/SP – Rua Lemos de Monteiro, 120, 22º andar, São Paulo/SP, CEP 05501-050 – Tel. (11) 3576-9000 – Fax (11) 3023-0892

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 27, 2016
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.